

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Jason Carss
General Counsel and Secretary
KKR Infrastructure Conglomerate LLC
30 Hudson Yards
New York, NY 10001

Re: KKR Infrastructure Conglomerate LLC
Registration Statement on Form 10-12G
Filed September 30, 2022
File No. 000-56484

Dear Jason Carss:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Brod